# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NIP Group Inc., CIK 0001966233
CUSIP: 654503101
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Rosenlundsgatan 31, 11 863, Stockholm, Sweden, Stockholm, Sweden (V7), 11 863
Date of event which requires filing of this statement: 09/05/2025
Filed by CIK 0002085245
Persons authorized to receive notices and communications: CHIU Chang-Wei, No. 2A, 255 Des Voeux Road West,, Sai Ying Pun, Hong Kong, Hong Kong, Hong Kong (K3), 000000, 852 84899659

## Reporting persons
- Prosperity Oak Holdings Limited (CIK 0002085245): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 57,965,652; shared voting power 0; sole dispositive power 57,965,652; shared dispositive power 0; aggregate amount beneficially owned 57,965,652 (29.4% of the class)
  Comment: 1. Note to Row 1: Mr. CHIU Chang-Wei holds 100% of the voting power of the shares of Prosperity Oak Holdings Limited.
  
  2. Each of Row 7, 9, and 11 represents 57,965,652 Class A Ordinary Shares held by Prosperity Oak Holdings Limited.
  
  3. Note to Row 13: The percentage of class of securities beneficially owned by Prosperity Oak Holdings Limited is calculated based on a total of 197,363,156 Class A Ordinary Shares issued and outstanding (consisting of (i) 78,729,929 Class A Ordinary Shares issued and outstanding as of June 27, 2025, as reported in Exhibit 99.2 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 1, 2025; minus (ii) ,920,212 Class A Ordinary Shares surrendered and cancelled as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 8, 2025; plus (iii) 119,553,439 Class A Ordinary shares issued to Prosperity Oak Holdings Limited and certain other persons as the consideration of the Transaction (as defined herein below) on September 5, 2025, as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on September 9, 2025). The voting power of the shares beneficially owned by Prosperity Oak Holdings Limited represents 6.1% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by Prosperity Oak Holdings Limited by the voting power of (i) a total of 197,363,156 Class A Ordinary Shares issued and outstanding, (ii) 24,641,937 Class B1 Ordinary Shares issued and outstanding as of June 27, 2025, as reported in Exhibit 99.2 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 1, 2025, and (iii) 13,362,381 Class B2 Ordinary Shares issued and outstanding as of June 27, 2025, as reported in Exhibit 99.2 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 1, 2025. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, each Class B1 ordinary share is entitled to 20 votes, and each Class B2 ordinary share is entitled to 20 votes, voting together as one class.
- CHIU Chang-Wei: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 57,965,652; shared voting power 0; sole dispositive power 57,965,652; shared dispositive power 0; aggregate amount beneficially owned 57,965,652 (29.4% of the class)
  Comment: 1. Note to Row 1: Mr. CHIU Chang-Wei holds 100% of the voting power of the shares of Prosperity Oak Holdings Limited.
  
  2. Each of Row 7, 9, and 11 represents 57,965,652 Class A Ordinary Shares held by Prosperity Oak Holdings Limited.
  
  3. Note to Row 13: The percentage of class of securities beneficially owned by Prosperity Oak Holdings Limited is calculated based on a total of 197,363,156 Class A Ordinary Shares issued and outstanding (consisting of (i) 78,729,929 Class A Ordinary Shares issued and outstanding as of June 27, 2025, as reported in Exhibit 99.2 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 1, 2025; minus (ii) ,920,212 Class A Ordinary Shares surrendered and cancelled as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 8, 2025; plus (iii) 119,553,439 Class A Ordinary shares issued to Prosperity Oak Holdings Limited and certain other persons as the consideration of the Transaction (as defined herein below) on September 5, 2025, as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on September 9, 2025). The voting power of the shares beneficially owned by Prosperity Oak Holdings Limited represents 6.1% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by Prosperity Oak Holdings Limited by the voting power of (i) a total of 197,363,156 Class A Ordinary Shares issued and outstanding, (ii) 24,641,937 Class B1 Ordinary Shares issued and outstanding as of June 27, 2025, as reported in Exhibit 99.2 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 1, 2025, and (iii) 13,362,381 Class B2 Ordinary Shares issued and outstanding as of June 27, 2025, as reported in Exhibit 99.2 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 1, 2025. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, each Class B1 ordinary share is entitled to 20 votes, and each Class B2 ordinary share is entitled to 20 votes, voting together as one class.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: NIP Group Inc.
Address of issuer's principal executive offices: Rosenlundsgatan 31, 11 863, Stockholm, Sweden, Stockholm, Sweden (V7), 11 863

## Item 2. Identity and Background
Name of person filing: Prosperity Oak Holdings Limited
Residence or business address: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.
Present principal occupation or employment: Investment Holding
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: the British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The consideration for the purchase of 57,965,652 Class A Ordinary Shares by the Reporting Persons was certain on-rack crypto mining machines with an aggregate hashrate of around 1.51 Exahash per second.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 27, 2025, the Issuer, Apex Cyber Capital Limited ("Apex Cyber") and Fortune Peak Limited ("Fortune Peak") entered into a definitive asset-purchase agreement (the "Agreement"), which contemplates the acquisition by the Issuer of on-rack crypto mining machines with an aggregate hash rate of 3.11 EH/s through issuance of Class A Ordinary Shares of the Issuer.

On September 5, 2025, the Issuer, Apex Cyber, Fortune Peak and Prosperity Oak Holdings Limited entered into an amendment to the Agreement (the "Amendment"), under which, among other things, Fortune Peak assigned all of its rights, benefits and obligations under the Agreement to complete the transaction contemplated under the Agreement (the "Transaction") to Prosperity Oak Holdings Limited ( the "Seller").

Pursuant to the Agreement as amended by the Amendment, upon the closing of the Transaction, 57,965,652 Class A Ordinary Shares of the Issuer has been issued to the Seller. As a closing condition to the Transaction, upon the closing of the Transaction, the Seller, the Issuer and certain other parties also entered into an investor rights agreement (the "Investor Rights Agreement"), according to which the Seller is entitled to customary registration rights and the right to appoint one director of the Issuer, subject to certain restrictions. As of the closing of the Transaction on September 5, 2025, the Seller has appointed Simon Ming Yeung Tang to the board of the Issuer.

The information set forth in Item 6 is hereby incorporated by reference in its entirety.

Other than as set forth in this Schedule 13D, no Reporting Person has anypresent plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5. The ownership percentage appearing on such pages calculated based on a total of 197,363,156 Class A Ordinary Shares of the Issuer issued and outstanding (consisting of (i) 78,729,929 Class A Ordinary Shares issued and outstanding as of June 27, 2025, as reported in Exhibit 99.2 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 1, 2025; minus (ii) ,920,212 Class A Ordinary Shares surrendered and cancelled as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 8, 2025; plus (iii) 119,553,439 Class A Ordinary shares issued to Prosperity Oak Holdings Limited and certain other persons as the consideration of the Transaction (as defined herein below) on September 5 , 2025, as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on September 9, 2025).

The voting power of the shares beneficially owned by Prosperity Oak Holdings Limited represents 6.1% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by Prosperity Oak Holdings Limited by the voting power of (i) a total of 197,363,156 Class A Ordinary Shares issued and outstanding, (ii) 24,641,937 Class B1 Ordinary Shares issued and outstanding as of June 27, 2025, as reported in Exhibit 99.2 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 1, 2025, and (iii) 13,362,381 Class B2 Ordinary Shares issued and outstanding as of June 27, 2025, as reported in Exhibit 99.2 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 1, 2025. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, each Class B1 ordinary share is entitled to 20 votes, and each Class B2 ordinary share is entitled to 20 votes, voting together as one class.
Number of shares as to which each person has sole or shared power to vote or dispose: Please refer to Item 5(a).
Transactions in the class effected during the past sixty days: The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 5(c). Except as disclosed in this Schedule 13D, no Reporting Person has effected any transaction in the Class A Ordinary Shares of the Issuer (including Class A Ordinary Shares represented by ADSs) during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

Item 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6. To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement

99.2 On-rack Sales and Purchase Agreement between NIP Group Inc. and Persons Listed in Section 1 of Appendix A, dated June 27, 2025 (incorporated herein by reference to Exhibit 99.2 to report of foreign private issuer on Form 6-K (File No. 001-42160), filed with Securities and Exchange Commission on July 1, 2025)

99.3 Amendment and Waiver among the Issuer, Fortune Peak and the Sellers, dated September 5, 2025 (incorporated herein by reference to Exhibit 99.2 to report of foreign private issuer on Form 6-K (File No. 001-42160), filed with Securities and Exchange Commission on September 9, 2025)

99.4 Investor Rights Agreement among the Issuer, the Sellers and certain other parties thereto, dated September 5, 2025

## Signatures
- Prosperity Oak Holdings Limited: /s/ CHIU Chang-Wei, CHIU Chang-Wei/Director (09/12/2025)
- CHIU Chang-Wei: /s/ CHIU Chang-Wei, CHIU Chang-Wei (09/12/2025)